SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Homex Development Corp.
(Translation of registrant’s name into English)

Andador Javier Mina 891-B
Colonia Centro Sinaloa
80200 Culiacán, Sinaloa, México

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒           Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐                     No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

This report consists of a press release made by Homex Development Corp. with the Financial Results and Operations for the three months ended December 31, 2004 and 2003 and the twelve months ended December 31, 2004 and 2003. Attached hereto is a copy of the press release dated February 15, 2005.

Signature

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HOMEX DEVELOPMENT CORP.

By:	/s/ CLEOFAS HINOJOSA SAENZ

Name:	Cleofas Hinojosa Saenz
Title:	Chief Financial Officer

Date: February 15, 2005

Homex Reports Double Digit Growth in 4Q 2004;
Full Year Results Exceed Company’s 2004 Targets

          CULIACAN, Mexico, Feb. 15 /PRNewswire-FirstCall/ -- Desarrolladora Homex, S.A. de C.V. (Homex or the Company) (NYSE: HXM; BMV: HOMEX) today announced results for the fourth quarter and full year ended December 31, 2004(1).

          Highlights

*	Total revenues increased 67% in the fourth quarter of 2004 to Ps.2.0 billion from Ps.1.2 billion in the fourth quarter of 2003. For the full year 2004, revenues were up 83% to Ps.5.3 billion.

*

The Company sold 7,460 homes during the fourth quarter, representing an increase of 46% over the same period of 2003. Homes sold during the full year 2004 totaled 21,053, exceeding the original target of 19,700.

*

Operating income increased 130% in the fourth quarter of 2004 to Ps.467 million from Ps.203 million in the fourth quarter of 2003; operating margin was 23.3% and 16.9% in the fourth quarter of 2004 and 2003, respectively. Operating profit in full year 2004 reached Ps.1.2 billion, a 119% increase over 2003.

*	Homex launched a new middle-income development in Atizapan in the state of Mexico, and new affordable entry-level developments in Oaxaca City and Veracruz City.

          “We made significant progress this past year in expanding our business. We attracted greater numbers of customers, growing the number of communities under development while reinforcing the technology backbone and management depth that supports all of our operations,” commented Gerardo de Nicolas, Homex’s Chief Executive Officer.  “As a result, operating performance exceeded expectations and was one of the strongest in the industry. Our scaleable business model and focus on disciplined growth allowed us to enjoy sizable operating leverage and improved profitability in each quarter this year.”

          “During the fourth quarter we opened sales offices in two more cities, bringing the total to 28 and strengthened operations in those cities where we already have a presence,” the CEO continued. “Volumes reached record levels in the quarter, driving a sharp increase in revenues, as affordable-entry continue to grow and middle income expanded. At the same time, we achieved another of our goals, that of reducing SG&A expenses to just below 7.5% of revenues.”

          (1) Unless otherwise noted, all monetary figures are in Mexican pesos and restated as of December 31, 2004 in accordance with Mexican GAAP.  The symbol “$” refers to Mexican pesos.

Financial and Operating Highlights
(Thousands of constant pesos as of December 31, 2004, unless otherwise indicated)

				Twelve-Months

	4Q04	4Q03	% Chg.	2004	2003	% Chg.

Volume (Homes)	7,460	5,126	45.5%	21,053	13,396	57.2%
Revenues	$2,001,748	$1,201,837	66.6%	$5,304,031	$2,905,221	82.6%
Gross profit	$607,070	$304,764	99.2%	$1,638,329	$811,561	101.9%
Operating income	$467,265	$203,169	130.0%	$1,214,639	$554,608	119.0%
Other income	$824	$873	-5.6%	$41,310	$77,421	-46.6%
Net Interest Expense	$13,297	$14,581	-8.8%	$44,701	$57,247	-21.9%
Net Income	$126,278	$61,173	106.4%	$578,402	$323,536	78.8%
EBITDA	$467,980	$204,564	128.8%	$1,255,508	$636,436	97.3%
Adjusted EBITDA	$467,980	$203,691	129.7%	$1,221,349	$559,015	118.5%
Gross Margin	30.3%	25.4%		30.9%	27.9%
Operating Margin	23.3%	16.9%		22.9%	19.1%
Net Income Margin	6.3%	5.1%		10.9%	11.1%
EBITDA Margin	23.4%	17.0%		23.7%	21.9%
Adjusted EBITDA Margin	23.4%	16.9%		23.0%	19.2%
Earnings per share	0.40	0.30		2.05	1.34
Weighted average shares outstanding (MM)	313.9	242.8		282.0	241.5
EBITDA / Net Interest	35.2	14.0		28.1	11.1
Accounts receivable (days)				161.5	165.0
Inventory turnover (days)				173.0	106.0
Total accounts receivable plus inventory (days)				334	271

(a)

EBITDA is defined as net income plus depreciation and amortization, net comprehensive financing cost and income tax expense and employee statutory profit sharing expense.  The following table sets forth a reconciliation of net income to EBITDA for the fourth quarter and full year 2004 and 2003.

Reconciliation of net income (loss) to EBITDA derived from Mexican GAAP financial information
(Thousands of constant pesos as of December 31, 2004)

	Three months ended December 31,

	2004	2003

Net income (loss)	126,278	61,173
Depreciation	715	522
Other expense	-824
Net comprehensive financing cost	69,860	53,751
Income tax expense	272,501	89,118
Minority interest	-550
EBITDA	467,980	204,564

          Operating Results

          Homex operated in 28 cities and 17 states across Mexico as of December 31, 2004.

          Sales volumes for the twelve month period totaled 21,053, a 57.2% increase over 2003. The Company only entered the middle income market in mid-2003. The sales mix over the year 2004 was 91% affordable entry-level and 9% middle- income. For the three-month period ended December 31, 2004 sales volume totaled 7,460 homes, a 45.5% increase from the same period during the previous year. This was primarily driven by a 28.9% increase in entry-level volumes, from 4,901 in the fourth quarter of 2003 to 6,319 in the fourth quarter of 2004. The middle-income segment sizably contributed to the increase with 1,141 homes in the fourth quarter of 2004, compared to 225 homes in the fourth quarter of 2003.

          Average prices for all homes for the year rose 13% to Ps.266 thousand. Average price for affordable-entry level houses increased 10.8% to Ps.227 thousand in the fourth quarter of 2004 from Ps.205 thousand in the fourth quarter of 2003. This increase resulted from inflation adjustments of approximately 5%, and an increased proportion of better priced housing in the sales mix.

          The average sales price for middle-income homes in the fourth quarter of 2004 was Ps.476 thousand, which is lower than previous quarter average as a result of the Company’s focus on the lower range of middle-income homes where there is greater availability of mortgage products for our clients.  The Company expects the average sales price of middle-income homes to fluctuate each quarter depending on the mix of sales within the segment.

Mortgage Financing by Segment Number of Mortgages Financing Source

					Twelve Months

	4Q 2004	% of Total	4Q 2003	% of Total	2004	% of Total	2003	% of Total

SHF	3,670	49.20%	1,794	35.0%	12,544	59.6%	4,134	30.9%
INFONAVIT	3,411	45.73%	2,922	57.0%	7,508	35.7%	7,901	59.0%
FOVISSSTE	378	5.07%	410	8.0%	1,000	4.8%	1,361	10.2%
Total	7,460	100.0%	5,126	100.0%	21,053	100.0%	13,396	100.0%

          The Company continued to diversify the source of mortgage financing during 2004. By having a broad source of mortgages Homex is able to secure financing for its clients quicker and at better terms. As of December 31, 2004, the Company was securing mortgages from the Mexican Workers’ Housing Fund (INFONAVIT), the five largest Sofoles and three commercial banks for its middle-income customers.  Homex also successfully sold during the fourth quarter 135 homes through co-financing operations with INFONAVIT and one of the largest banks in Mexico.

          Co-financing represents a tremendous advance for the market as it increases the number of mortgages INFONAVIT can grant while easing the risk for participating financial institutions. The Company believes co-financing will become an increasingly important product; one which is efficiently administered by the combination of commercial banks and INFONAVIT.

          New communities: During 2004 Homex continued with its strategy of maintaining a geographically diverse base of projects in medium size cities, while building its presence in the major metropolitan areas in Mexico.  At year-end, the Company had operations in 28 cities, across 17 states versus 18 cities at the end of 2003.

          During the fourth quarter of 2004, Homex initiated work on one middle- income development in Atizapan in the State of Mexico and two affordable entry-level developments in the port city of Veracruz and the city of Oaxaca. The Atizapan development will consist of middle-income apartments and constitute the first incursion of Homex in the apartment building market.  The affordable entry-level projects in Oaxaca and Veracruz will consist of approximately 200 homes each in the first stage.

          Financial Results

          Revenues for the year reached Ps.5,304 million, up 83% over the prior year.  For the fourth quarter, revenue increased by 67% in the fourth quarter of 2004 to Ps.2,002 million from Ps.1,202 million in the same period of 2003. The quarterly increase is primarily due to the 46% increase in the number of homes sold and particularly the 407% increase in middle-income homes. Sales of middle-income housing drove average revenue per home higher as prices are greater than in the affordable-entry level market. During the full year 2004 middle-income sales increased 313% compared to 2003. As a percentage of total revenues, middle-income revenues represented 27% in the fourth quarter of 2004 and 21% in the full year 2004.

          Gross profit for the full year 2004 increased by 102% to Ps.1,638 million from Ps.812 million in 2003, Homex generated a gross margin of 31%. As a percentage of revenues, costs decreased to 69% in 2004 from 72% in 2003.  In the fourth quarter of 2004, gross profit increased by 99% to Ps.607 million from Ps.305 million in the same quarter of 2003. Costs increased 56% to Ps.1,395 million in the fourth quarter of 2004 from Ps.897 million in the same quarter of 2003 as a result of growth in home sales. As a percentage of revenues, however, costs decreased to 70% in the fourth quarter of 2004 from 75% in the previous year fourth quarter.

          Selling and administrative expenses as a percentage of revenues continued to improve, to 7.8% in 2004 as compared to 8.8% in 2003. Selling and administrative expenses increased 65% to Ps.424 million in 2004 from Ps.257 million in 2003. In the fourth quarter of 2004, selling and administrative expenses as a percentage of revenues continued to improve, to 6.9% as compared to 8.4% in the fourth quarter of 2003. The improvement in selling and administrative expense is the result of the Company’s continuous campaign of reducing operating expenses. Selling and administrative expenses increased 38% to Ps.139 million in the fourth quarter of 2004 from Ps.101 million in the same quarter 2003. The increase for both the quarter and the year was primarily due to increases in aggregate sales commissions resulting from the growth in the homes sold and the increase in the number of administrative personnel required to support the Company’s expanding operations.

          Operating income increased by 119% to Ps.1,215 million in 2004 compared to Ps.555 million in 2003. Operating income as a percentage of revenues increased from 19% in 2003 to 23% in 2004.  Operating income in the fourth quarter of 2004 increased by 130% to Ps.467 million compared to Ps.203 million in the same quarter of 2003. Operating income as a percentage of revenues increased from 16.9% in the fourth quarter of 2003 to 23.3% in the same quarter of 2004.

          Net comprehensive financing cost increased 14% to Ps.144 million in 2004 compared to 2003.  As a percentage of revenues, net comprehensive financing cost decreased from 4.3% in 2003 to 2.7% in 2004.  Net interest expense decreased 22% from Ps.57 million in 2003 to Ps.45 million in 2004. The year on year decrease in net interest expense was driven by an important reduction in bank debt, better pricing on remaining debt and the cash balance coming in part from the IPO proceeds. The net comprehensive financing cost increased 30% to Ps.70 million in the fourth quarter of 2004 compared to the same quarter of 2003.  As a percentage of revenues, net comprehensive financing cost decreased from 4.5% in the fourth quarter of 2003 to 3.5% in the fourth quarter of 2004. Net interest expense decreased 9% from Ps.15 million in the fourth quarter of 2003 to Ps.13 million in the same quarter of 2004.

          Taxes:  Income tax expense increased from Ps.183 million in 2003 to Ps.524 million in 2004, driven by higher sales and increased land inventory levels. Income tax expense in the fourth quarter of 2004 increased to Ps.273 million from Ps.89 million in the fourth quarter of 2003, driven also by higher sales and increased land inventory levels.

          Net income for the year 2004 reached Ps.578 million, representing a significant increase over the Ps.324 million reported in the prior year. Earnings per share in 2004 were Ps.2.05. In the fourth quarter of 2004 earnings per share doubled to Ps.126 million from Ps.61 million in the same quarter of 2003 primarily as a result of an increase in operating income and notwithstanding an increase in non-cash deferred taxes during the fourth quarter of 2004.  Earnings per share for the fourth quarter of 2004 were Ps.0.40.

          EBITDA for the full year rose to Ps.1,256 million, exceeding the Company’s guidance given during the IPO of approximately Ps.1,185 million, and representing an increase of 97% from Ps.636 million in 2003. EBITDA margin in 2004 was 23.7%, as compared to 21.9% in 2003.  For the fourth quarter 2004 EBITDA was Ps.468 million, an increase of 129% from Ps.205 million recorded in the fourth quarter of 2003.  EBITDA margin in the fourth quarter of 2004 was 23.4%, as compared to 17.0% in the fourth quarter of 2003.  EBITDA, which is earnings before interest, taxes, depreciation and amortization, is defined by Homex as net income plus depreciation and amortization, net comprehensive financing cost and income tax expense and employee statutory profit sharing expense as reported.

          Land reserve: As of December 31, 2004, Homex’s land reserve exceeded 13.0 million square meters.  The Company utilized approximately Ps.366 million to buy additional land during the quarter with a portion of the proceeds from the IPO.  The Company believes its land reserves have an aggregate capacity of approximately 58,000 affordable-entry level homes and 7,250 middle-income homes. Consistent with Homex’s established land reserve policies, the Company continues to maintain sufficient land reserves for the construction of 2.5 years of anticipated sales at its anticipated rate of growth, and 3.2 years of sales at its existing level of sales.

          Liquidity: The Company funded its cash needs for 2004, including land acquisitions, debt service, and working capital requirements, through a combination of cash flow from operations, resources from its IPO, commercial debt and cash on hand.  Homex invested approximately Ps.1,047 million in land inventory in 2004 and Ps.366 million in the fourth quarter of 2004.  The Company had a net cash position of Ps.33 million at the end of 2004 in contrast with net debt of Ps.444 million at the end of 2003.  As of December 31, 2004, Homex had Ps.365 million outstanding under its commercial paper program.  At the end of 2003, Homex had a Net Debt to EBITDA ratio of 0.8x. By December 31, 2004 this ratio had improved to a negative 0.03x as Homex ended the year with a net cash position.

          Accounts receivable: Homex’s accounts receivable increased from Ps.1,785 million at year-end 2003 to Ps.3,240 at year-end 2004, an increase of 81.5%. The increase in accounts receivable was less than the 82.6% increase in Homex’s 2004 total revenues and reflects the efficiencies obtained even with the increased participation in middle-income, and the higher growth rates that the Company has achieved.  In spite of the increase in the absolute amount of accounts receivable, the days of accounts receivable decreased from 165 days in 2003 to 161 days in 2004.

          Business Highlights

          On October 19, 2004, Nacional Financiera recognized Homex, for the second time this year, for its outstanding performance in the “cadenas productivas,” a supply chain productivity program.  This Nacional Financiera effort supports small and mid-sized Mexican companies.  Homex was honored for being one of the most active participants nationwide in this program.

          The Mexican Congress approved on December 2, 2004, a series of amendments to the Income Tax Law (ITL) that included a new fiscal treatment of inventory purchases as a cost-of-sales basis. The Congress simultaneously approved the inclusion of an article to the law by which housing developers retained their ability to deduct the value of all land purchases. Article 225 minimized the impact on the sector, by permitting homebuilders to deduct in the same fiscal period from their taxes the total value of land purchased. Home developers will have to provision for and pay 3% per year of the total amount deducted. In other words, home builders will pay the Finance Ministry a per-year interest rate on the total amount deducted for land acquisitions beginning with fiscal year 2005.

          In December Homex participated in the gala event sponsored by Teleton 2004. Homex was an official patron of Teleton, a yearly fund raising event to support handicapped children in Mexico.  The Teleton Foundation launched a nationwide effort in late October to raise money and awareness and the campaign culminated with a high profile event in December.  Teleton is a highly regarded initiative that brings together the Mexican society, members of the media, and 23 leading corporations, including Homex, that are sponsors. The event resulted in greater visibility for the Company and a good example of Homex’s commitment to the well being of Mexican families.

          Outlook for 2005

          As noted in a press release on January 31, 2005, Homex expects 2005 to be strong as macroeconomic stability in Mexico and further efforts by the Government to reduce the large housing deficit create new opportunities for the sector. Homex’s replicable business model, vision and culture position the Company well to leverage this momentum and grow at a rate above the sector average. Homex’s proven information technology systems, management and business systems and cost controls will help to manage the continued expansion.

          As the government mortgage institutions become more efficient and commercial bank participation rises, the homebuilding industry in Mexico is expected to develop 100,000 additional homes per year in 2005 and 2006. This is beyond the approximately 550,000 in 2004 and President Fox’s goal of 750,000 mortgages by 2006.

          Homex expects an increased participation in the middle-income segment in 2005 and its strategy to enter new markets and expand its operations in the existing ones are expected to contribute to total home sales in the range of 27,000 to 28,000 homes in 2005. Revenues for the year are expected to reach approximately $7.2 billion pesos (approximately US$635 million) while the EBITDA margin is anticipated to be in the range of 23.8% to 24.1%.

          About Homex

          Desarrolladora Homex, S.A. de C.V. is a leading, vertically-integrated home development company focused on affordable entry-level and middle-income housing in Mexico.  It is one of the most geographically diverse home builders in the country.  Homex is the fastest growing of the publicly listed home builders in Mexico, based on the increase in number of homes sold, revenues and net income.

          For additional corporate information please visit the Company’s web site at: www.homex.com.mx

          Desarrolladora Homex, S.A. de C.V. quarterly reports and all other written materials may from time to time contain statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Forward-looking statements involve inherent risks and uncertainties.  We caution you that a number of important factors can cause actual results to differ materially from the plans, objectives, expectations, estimates, and intentions expressed in such forward-looking statements.  These factors include economic and political conditions and government policies in Mexico or elsewhere, including changes in housing and mortgage policies, inflation rates, exchange rates, regulatory developments, customer demand, and competition.  For those statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Discussion of factors that may affect future results is contained in our filings with the Securities and Exchange Commission.

          Attached are the unaudited Consolidated Income Statements of Desarrolladora Homex, S.A. de C.V. for the three-month periods and the twelve-month periods ended December 31, 2004 and 2003, and the Consolidated Balance Sheet of Desarrolladora Homex, S.A. de C.V. as of December 31, 2004 and 2003.

DESARROLLADORA HOMEX CONSOLIDATED BALANCE SHEET
COMPARISON OF DECEMBER 31, 2004 WITH DECEMBER 31, 2003
(Figures in thousands of constant December 31, 2004 pesos)

	Dec-04		Dec-03		Change 04/03

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$539,258	7.9%	227,745	6.7%	136.8%
Accounts receivable, net	3,239,652	47.4%	1,785,255	52.3%	81.5%
Inventories	2,526,062	37.0%	1,252,729	36.7%	101.6%
Other current assets	103,027	1.5%	55,687	1.6%	85.0%
Total current assets	6,407,999	93.8%	3,321,416	97.2%	92.9%
Property and equipment, net	248,229	3.6%	27,179	0.8%	813.3%
Other assets	172,568	2.5%	67,517	2.0%	155.6%
TOTAL	$6,828,796	100.0%	$3,416,112	100.0%	99.9%
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Notes payable to financial institutions	505,996	7.4%	671,912	19.7%	-24.7%
Accounts payable	1,643,833	24.1%	942,580	27.6%	74.4%
Advances from customers	55,399	0.8%	13,506	0.4%	310.2%
Other current liabilities and taxes payable	117,172	1.7%	65,574	1.9%	78.7%
Accrued income taxes	66,995	1.0%	12,654	0.4%	429.4%
Accrued employee statutory profit sharing	617	0.0%	368	0.0%	67.7%
Total current liabilities	2,390,012		1,706,594
DEFERRED INCOME TAXES	843,863	12.4%	355,162	10.4%	137.6%
Total liabilities	3,233,875	47.4%	2,061,756	60.4%	56.9%
STOCKHOLDERS’ EQUITY
Common stock	217,259	3.2%	173,247	5.1%	—
Additional paid-in capital	2,192,279	32.1%	582,197	17.0%	—
Retained earnings	973,096	14.2%	394,549	11.5%	146.6%
Excess in restated stockholders’ equity	310,980	4.6%	310,635	9.1%	—
Cumulative initial effect of deferred income taxes	(141,605)	-2.1%	(141,432)	-4.1%	—
Majority Stockholders’ Equity	3,552,009	52.0%	1,319,197	38.6%
Minority interest	42,912	0.6%	35,159	1.0%
TOTAL STOCKHOLDERS’ EQUITY	3,594,921	52.6%	1,354,356	39.6%	165.4%
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	6,828,796	100.0%	3,416,112	100.0%	99.9%

DESARROLLADORA HOMEX CONSOLIDATED INCOME STATEMENT
COMPARISON OF FOURTH QUARTER 2004 WITH FOURTH QUARTER 2003
(Figures in thousands of constant December 31, 2004 pesos)

	4Q04		4Q03		Change 4Q04/4Q03

REVENUES
Affordable entry-level revenue	$1,437,403	71.8%	1,006,336	83.7%	42.8%
Middle-income housing revenue	543,806	27.2%	195,500	16.3%	178.2%
Other revenues	20,539	1.0%	—	0.0%	—
TOTAL REVENUES	2,001,748	100.0%	1,201,837	100.0%	66.6%
COSTS	1,394,676	69.7%	897,073	74.6%	55.5%
GROSS PROFIT	607,070	30.3%	304,764	25.4%	99.2%
SELLING AND ADMINISTRATIVE EXPENSES	139,090	6.9%	101,073	8.4%	37.6%
OPERATING INCOME BEFORE DEPRECIATION	467,980	23.4%	203,691	16.9%	129.7%
DEPRECIATION AND AMORTIZATION	715	0.0%	522	0.0%	37.0%
OPERATING INCOME	467,265	23.3%	203,169	16.9%	130.0%
OTHER INCOME	824	0.0%	873	0.1%	—
NET COMPREHENSIVE FINANCING COST
Interest expense and commissions	42,582	2.1%	52,724	4.4%	-19.2%
Interest income	-15,697	-4,292	—
Foreign exchange (gain) loss	-6,267	-0.3%	2081	0.2%	—
Monetary position loss	49,242	2.5%	3,238	0.3%	1420.7%
	69,860	3.5%	53,751	4.5%	30.0%
INCOME BEFORE INCOME TAX AND EMPLOYEE STATUTORY PROFIT SHARING EXPENSE	398,229	19.9%	150,291	12.5%	165.0%
INCOME TAX EXPENSE	272,501	13.6%	89,118	7.4%	205.8%
NET INCOME	125,728	6.3%	61,173	5.1%	105.5%
MAJORITY INTEREST
MINORITY INTEREST	-550	0.0%	—	0.0%	—
NET INCOME	126,278	6.3%	61,173	5.1%	106.4%
EBITDA	467,980	23.4%	204,564	17.0%	128.8%
ADJUSTED EBITDA(1)	467,980	23.4%	203,691	16.9%	129.7%

(1) Adjusted EBITDA is defined as EBITDA less other income

DESARROLLADORA HOMEX CONSOLIDATED INCOME STATEMENT
COMPARISON OF TWELVE MONTHS 2004 WITH TWELVE MONTHS 2003
(Figures in thousands of constant December 31, 2004 pesos)

	2004 FY		2003 FY		Change 2004/2003

REVENUES
Affordable entry-level revenue	$4,153,597	78.3%	2,618,303	90.1%	58.6%
Middle-income housing revenue	$1,109,547	20.9%	285,859	9.8%	288.1%
Other revenues	$40,887	0.8%	1,058	0.0%	—
TOTAL REVENUES	5,304,031	100.0%	2,905,221	100.0%	82.6%
COSTS	3,665,703	69.1%	2,093,660	72.1%	75.1%
GROSS PROFIT	1,638,329	30.9%	811,561	27.9%	101.9%
SELLING AND ADMINISTRATIVE EXPENSES	423,690	8.0%	256,953	8.8%	64.9%
OPERATING
INCOME	1,214,639	22.9%	554,608	19.1%	119.0%
OTHER INCOME	41,310	0.8%	77,421	2.7%	-46.6%
NET COMPREHENSIVE FINANCING COST
Interest expense and commissions	124,552	2.3%	115,609	4.0%	7.7%
Interest income	-45,622	-0.9%	-6,198	-0.2%	—
Foreign exchange (gain) loss	-8,924	-0.2%	-1,305	0.0%	583.8%
Monetary position loss	73,661	1.4%	17,964	0.6%	310.0%
	143,667	2.7%	126,070	4.3%	14.0%
INCOME BEFORE INCOME TAX AND EMPLOYEE STATUTORY PROFIT SHARING EXPENSE	1,112,282	21.0%	505,959	17.4%	119.8%
INCOME TAX EXPENSE	523,703	9.9%	182,773	6.3%	186.5%
NET INCOME	588,578	11.1%	323,186	11.1%	82.1%
MAJORITY INTEREST		0.0%		0.0%
MINORITY INTEREST	10,176	0.2%	-350	0.0%	—
NET INCOME	578,402	10.9%	323,536	11.1%	78.8%
Earnings per share	2.05		1.34	—	—
EBITDA	1,255,508	23.7%	636,436	21.9%	97.3%
ADJUSTED EBITDA(1)	1,221,349	23.0%	559,015	19.2%	118.5%

(1) Adjusted EBITDA is defined as EBITDA less other income

SOURCE  Desarrolladora Homex, S.A. de C.V.
          -0-                                                  02/15/2005
          /CONTACT:  Investor Contacts, investor.relations@homex.com.mx; or Carlos J. Moctezuma, Head of Investor Relations of Desarrolladora Homex, S.A. de C.V., +5266-7758-5838, or cmoctezuma@homex.com.mx; or Allan Jordan of The Global Consulting Group, +1-646-284-9452, or ajordan@hfgcg.com/
          /Web site:  http://www.homex.com.mx /